UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2) (Exit Filing)*

TSS, Inc.

(formerly Fortress International Group, Inc.)

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

       87288V101

(CUSIP Number)

Thomas P. Rosato

1250 West River Road

Shadyside, MD 20764

Telephone: (410) 423-7423

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

with a copy to:

Gordon Feinblatt LLC

233 East Redwood Street

Baltimore, MD 21202

Attention: Michele Bresnick Walsh

Telephone: (410) 576-4216

February 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 87288V10

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Thomas P. Rosato

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): IN

This Amendment No. 2 (the “Amendment”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by Thomas P. Rosato (the “Reporting Person”) on January 29, 2007, and amended by the Amendment No. 1 on Schedule 13D filed by the Reporting Person on January 10, 2014. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meaning given to them in the Schedule 13D. This Amendment is being filed to report that since the filing of the Schedule 13D, a material change occurred in the percentage of the shares of common stock, par value $0.0001 per share (the “Common Stock ”), of TSS, Inc., a Delaware corporation formerly known as Fortress International Group, Inc. (the “Issuer”), beneficially owned by the Reporting Person as a result of the transactions described herein. This is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D/A relates is the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is whose principal executive offices are located at 7226 Lee DeForest Drive, Suite 104, Columbia, MD 21046.

Item 2.	Identity and Background

	(a)	Thomas P. Rosato (the “Reporting Person”)

	(b)	1250 West River Road, Shadyside, MD 20764.

	(c)	The Reporting Person is an executive at eSite Systems, a manufacturer's representative based in Philadelphia, Pennsylvania engaged in the business of providing sales and servicing of data center/mission critical equipment.

	(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

	(f)	The Reporting Person is a citizen of the United States.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented and amended by adding the following:

On February 28, 2014, the Reporting Person sold, in the aggregate, 1,453,509 shares of Common Stock in a series of private transactions pursuant to three Stock Purchase Agreements, each dated February 28, 2014, at a per share price of $.35, for aggregate sale proceeds received by the Reporting Person of $509,078.15 in cash.

 As a consequence of the transactions described above, the Reporting Person id no longer a beneficial owner of the Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

	(a)	As a result of the transactions described in Item 4, as of February 28, 2014, the Reporting Persons no longer beneficially own shares of the Issuer’s Common Stock.

	(b)	As a result of the transactions described in Item 4, the Reporting Person no longer has any voting or dispositive power over any shares of the Issuer’s common stock he beneficially owns.

	(c)	Except for the transactions described in Item 4, there were no transactions in shares of Common Stock effected by the Reporting Person since the filing of Amendment No. 1 to this Schedule 13D.

	(d)	No other person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Person.

	(e)	February 28, 2014 (see Item 4 above).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 5, 2014
Date
/s/ Thomas P. Rosato
Thomas P. Rosato

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)